UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                          Corporate Road Show.Com, Inc
                                (Name of Issuer)


                                  Common Stock
                         (Title of Class of Securities)


                                  22 003 E 100
                                 (CUSIP Number)

                                  Frank Ferraro
                           80 Orville Drive, Suite 100
                                Bohemia, NY 11716

                                    Copy to:
                           William S. Rosenstadt, Esq.
                            Rubin, Bailin, Ortoli LLP
                                 405 Park Avenue
                            New York, New York 10022
                                 (212) 888-6680

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                 August 17, 2004
             (Date of Event which Requires Filing of this Statement)

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposed of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. Names of Reporting Persons. S.S or I.R.S. Identification Nos. of above persons (entities only).- Frank Ferraro

2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) N/A (b) N/A

3.       SEC Use Only

4.       Source of Funds (See Instructions) PF

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) - No

6.       Citizenship or Place of Organization - United States

Number of Shares Beneficially Owned by Each Reporting Person

7.       Sole Voting Power - 5,000,000

8.       Share Voting Power - 5,000,000

9.       Sole Dispositive Power - 5,000,000

10.      Shared Dispositive Power - 5,000,000

11.      Aggregate Amount Beneficially Owned by Each Reporting Person -
         5,200,000

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.      Percent of Class Represented by Amount in Row (11) -  90%

14.      Type of Reporting Person (See Instructions) - IN


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

Item 1.  Security and Issuer

         This statement relates to shares of common stock, par value $0.0001 per share, of Corporate Road Show.Com, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 80 Orville Drive, Suite 100, Bohemia, NY 11716.

Item 2.  Identity and Background

         This statement is being filed by Frank Ferraro (the "Reporting Person"), the sole officer and member of the Board of Directors of the Issuer.

         To the best knowledge of the Reporting Person he is not been, (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

         Along with the Reporting Person's spouse, the shares were acquired by the Reporting Person in 1999 as founder's shares.

Item 4.  Purpose of Transaction

         The Reporting person is the sole officer and director of the Issuer.

Item 5.  Interest in Securities of the Issuer

            (a) and (b)The Reporting Person held the sole power to vote and dispose of 5,000,000 shares of the Issuer's common stock. The Reporting Person's spouse has the sole power to vote and dispose of 200,000 shares of the Issuer's common stock.

         (c) No transaction involving the Reporting Person was effected during the past 60 days.

         (d) Other than with respect to 200,000 shares of the Issuer common stock held by the Reporting Person's spouse, no other person has the right to receive dividends from, or the proceeds from the sale of, the shares of the Issuer Common Stock referred to in this Item 5. Subject to the aforementioned statement, to the best knowledge of the Reporting Person, no person, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Issuer common stock.

         (e) Not applicable.


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

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         There are no contracts, arrangements or understandings with respect to the securities of the Issuer.


Item 7.  Material to Be Filed as Exhibits

         Not applicable.



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                               Corporate Road Show Dot Com Inc



                                               By: /s/ Frank Ferraro
                                                   ----------------------------
                                                       Frank Ferraro
                                                       President & CEO



DATED:   August 17, 2004


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